EXHIBIT 1A-10C

SUPPLEMENTAL AGREEMENT OF

MEMORANDUM OF UNDERSTANDING

BETWEEN

Hestia Insight Inc.

(HSTA)

AND

Noether Science and Technologies Inc.

(NSAT)

THIS SUPPLEMENTAL AGREEMENT OF MEMORANDUM OF UNDERSTANDING IS MADE BY AND BETWEEN HESTIA INSTIGHT INC (HSTA) AND NOETHER SCIENCE AND TECHNOLOGIES INC. (NSAT)

WHEREAS

(A)	HSTA confirm that HSTA will continue to work with NSAT as the partnership for the NSAT technologies commercialization for the healthcare market. HSTA will execute the MOU as the agreement before the expired date on or about April 8, 2021.

(B)	HSTA will get an exclusive right for the DEPRESSION and ANXIETY two symptoms therapy methods. NSAT will be partnership to set up the technology services in medical practices (clinic) which is invested by HSTA.

(C)	HSTA will pay an upfront Technology USA exclusive licensing fee in the amount of US $200,000.00 while the agreement signed on the above mentioned date. Also, as a partnership, NSAT will get the paid profit shares by quarterly. The installment payment terms of the total licensing fee and details of percentage of profit share term will be on the final licensing agreement.

(D)	HSTA invested the therapy center or clinic which will open its accounting book to NSAT upon advance notice.

(E)	NSAT will provide more details of the therapy equipment and protocol need and train medical professionals to have a good practice in clinic.

(F)	With common beneficent, HSTA and NSAT will work more closely to complied with the conditionality regulation, medical billing, measures set outcome in the coming months prior to the opening of the clinics.

The Memorandum of Understanding will be supplemented upon mutual agreement of the parties, by HSTA and NSAT in the form of an addendum. The addendum will be an integral part of the memorandum and will become effective upon signature.

(a)	Hestia Insight Inc.

Edward C. Lee Chairman/CEO

Date Nov. 18, 2020

(b)	Noether Science and Technologies Inc.

Conway Ho / President

Date Nov. 18, 2020